VR 3-10-04

Att 3/8/2004 **

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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 7 2004
WASH. D.C.
188

SECURIT[...]ISSION

04004638

ANN[...]ORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27911

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Applicant Name: Sumner Kaufman

NAME OF BROKER-DEALER: DBA: Kaufman & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Milk St.
(No. and Street)

Boston MA 02109
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sumner Kaufman (617) 426-0444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Starr, Finer, Starr LLP
(Name – *if individual, state last, first, middle name*)

1280 Soldiers Field Road, Boston MA 02135
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Sumner Kaufman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kaufman & Company, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

X
Signature

Proprietor
Title

Notary Public

Patricia E. Boutin-Skene
Notary Public
My Commission Expires
July 16, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUMNER KAUFMAN
D/B/A
KAUFMAN & COMPANY

BALANCE SHEETS

DECEMBER 31, 2003 and 2002

SUMNER KAUFMAN
D/B/A
KAUFMAN & COMPANY

DECEMBER 31, 2003 AND 2002

TABLE OF CONTENTS

STARR, FINER, STARR LLP

CERTIFIED PUBLIC ACCOUNTANTS

1280 SOLDIERS FIELD ROAD

BOSTON, MASS. 02135-1096

SHERMAN H. STARR, C.P.A.
ARTHUR G. GOLDSTEIN, C.P.A.
HARVEY SEGALOFF, C.P.A.
LOUIS J. KATES, C.P.A.

TELEPHONE: (617) 783-2500
(800) 783-9851
TELECOPIER: (617) 782-5954
www.starrllp.com

INDEPENDENT AUDITOR'S REPORT

Sumner Kaufman
d/b/a Kaufman & Company

We have audited the accompanying balance sheets of Sumner Kaufman d/b/a Kaufman & Company as of December 31, 2003 and 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheets. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheets referred to above present fairly, in all material respects, the financial position of Sumner Kaufman d/b/a Kaufman & Company as of December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

STARR, FINER, STARR LLP

Starr Finer Starr LLP

Boston, Massachusetts
January 26, 2004

SUMNER KAUFMAN
D/B/A
KAUFMAN & COMPANY

Balance Sheets as of December 31,

	2003	2002
ASSETS		
CURRENT:		
Cash and Cash Equivalent	$587,337	$ 25,691
Accounts Receivable (NOTE C)	--	181,644
Accrued Interest Receivable	550	550
Prepaid Expenses	9,230	1,743
Total Current Assets	597,117	209,628
PROPERTY AND EQUIPMENT, at Cost	105,470	93,491
Accumulated Depreciation	57,147	46,184
	48,323	47,307
OTHER:		
Marketable Securities - Available for Sale (NOTE D)	51,045	52,301
Rental Deposit	5,014	--
	56,059	52,301
	$701,499	$309,236
LIABILITIES AND CAPITAL		
LIABILITIES:		
Current:		
Accounts Payable	$ 4,416	$ 1,492
Other Accruals	117,900	73,795
Total Current Liabilities	122,316	75,287
CAPITAL	579,183	233,949
	$701,499	$309,236

COMMITMENTS AND CONTINGENCIES (NOTE E)

(Reference is made to the accompanying notes)

SUMNER KAUFMAN
D/B/A
KAUFMAN & COMPANY

Notes to the Balance Sheets as of December 31, 2003 and 2002

NOTE A - NATURE OF ORGANIZATION

Sumner Kaufman d/b/a Kaufman & Company, a Massachusetts proprietorship founded in 1978, is a registered broker-dealer offering financial advisory services primarily in connection with arranging private placements, mergers and acquisitions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue and Expense Recognition. Revenue and expenses are reported on the accrual method of financial reporting. This method is used because various regulatory agencies require annual filings to be on the accrual method.

Cash and Cash Equivalent. Cash equivalent consists of a money market fund.

Accounts Receivable. The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes a provision for doubtful accounts, based on a history of past write-offs, and collections and current credit conditions.

Property and Equipment. The cost and estimated service lives used in computing depreciation are as follows:

	SERVICE YEARS	2003	2002
Furniture and Fixtures	5	$ 38,178	$26,199
Automobile	5	67,292	67,292
		$105,470	$93,491

Depreciation and amortization have been computed on straight line and accelerated methods.

Income Taxes. No provision has been made for Federal or state taxes as the net income or loss flows through to the proprietor, Sumner Kaufman. For income tax purposes, the Company reports its operations on the cash basis.

Retirement Plan.

Profit Sharing Plan - The Company has a profit sharing plan and makes annual contributions, dependent upon profits and at the discretion of management, to the trustee of the profit sharing trust to provide funds with which to pay benefits to employees at retirement. Contributions charged to operations totaled $76,948 and $19,264 in 2003 and 2002 respectively.

Notes to the Balance Sheets as of December 31, 2003 and 2002
(Continued)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising. The Company charges advertising costs to operations when incurred.

Concentration of Credit Risk:

(a) Cash. The Company maintains its cash account in one financial institution. At times, balances may exceed federally insured limits. The Company has not experienced any loss in such account.

(b) Money Market Funds. The Company places its money market funds with quality investment institutions. The Company believes no significant concentration of credit risk exists with respect to the money market funds.

Use of Estimates. The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE C - ACCOUNTS RECEIVABLE

An analysis of accounts receivable is as follows:

	2003	2002
Trade	--	$224,324
Provision for Doubtful Accounts	--	42,680
	--	$181,644

NOTE D - MARKETABLE SECURITIES-AVAILABLE FOR SALE

The Company's investment in municipal bonds is categorized as available for sale. Investments available for sale are carried at fair value, with unrealized gains and losses reported as a separate component of other comprehensive income. At December 31, 2003 and 2002, the Company's investment is carried at amortized cost which approximates fair value.

SUMNER KAUFMAN
D/B/A
KAUFMAN & COMPANY

Notes to the Balance Sheets as of December 31, 2003 and 2002
(Continued)

NOTE E - OPERATING LEASE

The Company is obligated under a lease agreement for office space expiring May 31, 2006. Provisions of the lease agreement include (1) base annual rent of $60,162 and (2) payment of certain operating costs. Annual minimum future rental payments under the noncancellable lease agreement are as follows:

YEAR	AMOUNT
2004	$ 60,162
2005	60,162
2006	25,067
	$145,391